EXHIBIT 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of financial condition and results of operations of Star Bulk Carriers Corp.  (“Star Bulk”) for the six-month periods ended June 30, 2016 and 2017.  Unless otherwise specified herein, references to the “Company,” “we,” “us” or “our” shall include Star Bulk and its subsidiaries.  You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere herein. For additional information relating to our management’s discussion and analysis of financial conditions and results of operation, please see our Annual Report on Form 20‑F for the year ended December 31, 2016 (the “ 2016 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 22, 2017. Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2016 Annual Report. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.
Overview
We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain, and minor bulks which include bauxite, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and on December 3, 2007, we commenced operations when we took delivery of our first vessel. On July 11, 2014, we concluded the Merger with Oceanbulk, the Heron Transaction and the Pappas Transaction, which together resulted in the acquisition of 15 dry bulk carrier vessels and contracts for the construction of 26 newbuilding fuel-efficient Eco-type dry bulk vessels at shipyards in Japan and China.
Our Fleet
As of September 15, 2017, our operating fleet consisted of 71 vessels with an aggregate carrying capacity of approximately 7.5 million dwt and an average age of 8.0 years. We also have three newbuilding vessels under construction at a shipyard in China, all of which are expected to be delivered by the end of January 2018. When our newbuilding program is completed, on a fully delivered basis we expect our 74-vessel fleet to have an average age of 7.9 years and an aggregate carrying capacity of 8.1 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 52,055 dwt and 209,537 dwt. On a fully delivered basis and based on publicly available information, we believe our fleet will make us one of the largest U.S. publicly traded dry bulk shipping companies, by deadweight tonnage.
Our fleet also included one chartered-in vessel, the Astakos (ex- Maiden Voyage), which we sold on September 15, 2015 to a third party and chartered in under a two-year time charter. The charter, which expired in August 2017, was accounted for as operating lease.
The following tables present summary information relating to our existing fleet and our newbuilding vessels as of September 15, 2017:

Existing On the Water Fleet
	Vessel Name	Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
1	Goliath	Newcastlemax	209,537	2015	July-15
2	Gargantua	Newcastlemax	209,529	2015	April-15
3	Star Poseidon	Newcastlemax	209,475	2016	February-16
4	Maharaj	Newcastlemax	209,472	2015	July-15
5	Star Ariadne (1)	Newcastlemax	207,812	2017	March-17
6	Star Virgo (1)	Newcastlemax	207,810	2017	March-17
7	Star Libra (1)	Newcastlemax	207,765	2016	June-16
8	Star Marisa (1)	Newcastlemax	207,709	2016	March-16
9	Leviathan	Capesize	182,511	2014	September-14
10	Peloreus	Capesize	182,496	2014	July-14
11	Star Martha	Capesize	180,274	2010	October-14
12	Star Pauline	Capesize	180,274	2008	December-14
13	Pantagruel	Capesize	180,181	2004	July-14
14	Star Borealis	Capesize	179,678	2011	September-11
15	Star Polaris	Capesize	179,600	2011	November-11
16	Star Angie	Capesize	177,931	2007	October-14
17	Big Fish	Capesize	177,662	2004	July-14
18	Kymopolia	Capesize	176,990	2006	July-14
19	Big Bang	Capesize	174,109	2007	July-14
20	Star Aurora	Capesize	171,199	2000	September-10
21	Amami	Post Panamax	98,681	2011	July-14
22	Madredeus	Post Panamax	98,681	2011	July-14
23	Star Sirius	Post Panamax	98,681	2011	March-14
24	Star Vega	Post Panamax	98,681	2011	February-14
25	Star Angelina	Kamsarmax	82,981	2006	December-14
26	Star Gwyneth	Kamsarmax	82,790	2006	December-14
27	Star Kamila	Kamsarmax	82,769	2005	September-14
28	Pendulum	Kamsarmax	82,619	2006	July-14
29	Star Maria	Kamsarmax	82,598	2007	November-14
30	Star Markella	Kamsarmax	82,594	2007	September-14
31	Star Danai	Kamsarmax	82,574	2006	October-14
32	Star Georgia	Kamsarmax	82,298	2006	October-14
33	Star Sophia	Kamsarmax	82,269	2007	October-14
34	Star Mariella	Kamsarmax	82,266	2006	September-14
35	Star Moira	Kamsarmax	82,257	2006	November-14
36	Star Nina	Kamsarmax	82,224	2006	January-15
37	Star Renee	Kamsarmax	82,221	2006	December-14
38	Star Nasia	Kamsarmax	82,220	2006	August-14
39	Star Laura	Kamsarmax	82,209	2006	December-14
40	Star Jennifer	Kamsarmax	82,209	2006	April-15
41	Star Helena	Kamsarmax	82,187	2006	December-14
42	Star Charis	Kamsarmax	81,711	2013	March-17
43	Star Suzanna	Kamsarmax	81,711	2013	May-17
44	Mercurial Virgo	Kamsarmax	81,545	2013	July-14
45	Star Iris	Panamax	76,466	2004	September-14

46	Star Emily	Panamax	76,417	2004	September-14
47	Star Vanessa	Panamax	72,493	1999	November-14
48	Idee Fixe (1)	Ultramax	63,458	2015	March-15
49	Roberta (1)	Ultramax	63,426	2015	March-15
50	Laura (1)	Ultramax	63,399	2015	April-15
51	Kaley (1)	Ultramax	63,283	2015	June-15
52	Kennadi	Ultramax	63,262	2016	January-16
53	Mackenzie	Ultramax	63,226	2016	March-16
54	Star Challenger	Ultramax	61,462	2012	December-13
55	Star Fighter	Ultramax	61,455	2013	December-13
56	Star Lutas	Ultramax	61,347	2016	January-16
57	Honey Badger	Ultramax	61,320	2015	February-15
58	Wolverine	Ultramax	61,292	2015	February-15
59	Star Antares	Ultramax	61,258	2015	October-15
60	Star Acquarius	Ultramax	60,916	2015	July-15
61	Star Pisces	Ultramax	60,916	2015	August-15
62	Diva	Supramax	56,582	2011	July-17
63	Strange Attractor	Supramax	55,742	2006	July-14
64	Star Omicron	Supramax	53,489	2005	April-08
65	Star Gamma	Supramax	53,098	2002	January-08
66	Star Zeta	Supramax	52,994	2003	January-08
67	Star Delta	Supramax	52,434	2000	January-08
68	Star Theta	Supramax	52,425	2003	December-07
69	Star Epsilon	Supramax	52,402	2001	December-07
70	Star Cosmo	Supramax	52,247	2005	July-08
71	Star Kappa	Supramax	52,055	2001	December-07
		Total dwt:	7,481,854

(1)	Subject to a bareboat charter accounted for as a capital lease.

Newbuilding Vessels
	Vessel Name	Vessel Type	Capacity (dwt.)	Shipyard	Expected Delivery Date
1	HN 1342 (tbn Star Eleni)	Newcastlemax	208,000	SWS, China	October-17
2	HN 1361 (tbn Star Magnanimus) (1)	Newcastlemax	208,000	SWS, China	January-18
3	HN 1343 (tbn Star Leo)	Newcastlemax	208,000	SWS, China	January-18
		Total dwt:	624,000

(1)	Subject to a bareboat charter that will be accounted for as a capital lease.

Liquidity and Capital Resources
Our principal sources of funds have been equity provided by our shareholders through equity offerings, additional debt under secured credit facilities, debt securities or capital lease financings, cash flows from operations and vessel sales. Our principal uses of funds have been capital expenditures to grow our fleet, maintain the quality of our dry bulk carriers and comply with international shipping standards, environmental laws and regulations, to fund working capital requirements, interest and principal payments on outstanding indebtedness and to make dividend payments to the extent permitted by our loan agreements.
Our short-term liquidity requirements include paying operating costs, funding working capital requirements, interest and principal payments on outstanding indebtedness and maintaining cash reserves against fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities and our cash balances.
Our medium- and long-term liquidity requirements are funding the equity portion of the newbuilding vessel installments, funding required payments under our vessel financings and other financing agreements and paying cash dividends when we are able to do so. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations, new debt or capital lease financing, equity issuances and vessel sales.
In March 2017, we took delivery of two Newcastlemax vessels Star Virgo (ex-HN 1371) and Star Ariadne (ex-HN 1360) which are financed under bareboat charters with CSSC, accounted for as a capital lease. Please refer to “Item 4.  Information on the Company – A. History and Development of the Company – Vessel Acquisitions, Newbuilding Vessels, Bareboat Charters, Dispositions and Other Significant Transactions – Bareboat Charters” under our 2016 Annual Report for a description of the bareboat charter for Star Virgo and to ““Item 4.  Information on the Company – A. History and Development of the Company – Vessel Acquisitions, Newbuilding Vessels, Bareboat Charters, Dispositions and Other Significant Transactions – July 2014 Transactions” under our 2016 Annual Report for a description of the bareboat charter for Star Ariadne.
On June 23, 2017, we executed a new loan agreement with ABN AMRO Bank N.V, with an aggregate principal amount of $30.8 million, divided into two tranches. Tranche A, with a principal amount of $16.0 million, was drawn down on June 27, 2017 to partially finance the acquisition of the vessels Star Charis and Star Suzanna, which are two Kamsarmax vessels built in 2013 with a carrying capacity of 81,711 deadweight tons each, acquired in March and May 2017, respectively. Tranche B, with a principal amount of $14.8 million, was drawn down on July 7, 2017 to refinance all the outstanding debt under the Heron Vessels Facility and is secured by the vessels Star Angelina and Star Gwyneth.
As of June 30, 2017, we had outstanding borrowings (including capital lease commitments and 2019 Notes) of $1,043.2 million, of which only $16.7 million is scheduled to be repaid in the next twelve months, since, as a result of the completion of the Restructuring in July 2017, all principal installments payable under the credit facilities implicated by the Restructuring that were formerly due from June 1, 2016 through June 30, 2018 were deferred to the due date of the balloon installments of each such facility. The amount due in the next twelve months includes an amount of $3.6 million we paid in August 2017 to the lenders pursuant to the Supplemental Agreements, representing 20% of the equity used for the acquisition of Star Charis, Star Suzanna and Diva (discussed below) (the “20% Equity Prepayment Amount”). As of June 30, 2017, cash and cash equivalents increased to $226.9 million compared to $181.8 million as of December 31, 2016.  Legally restricted cash, due to cash collateral requirements contained in our loan agreements, was increased to $20.5 million as of June 30, 2017 (which amount includes a portion of the proceeds from the sale of Star Eleonora that subsequently was released in July 2017, when the vessel Diva (discussed below) replaced the vessel Star Eleonora as a pledged vessel under the DNB $120.0 million Facility), compared to $14.0 million as of December 31, 2016.
On July 24, 2017, we took delivery of Diva, a Supramax vessel with carrying capacity of 56,582 deadweight tons, built with high specifications at Jiangsu Hantong Ship Heavy Industry co Ltd China in 2011. Diva replaced the sold vessel Star Eleonora as a vessel pledged to secure the DNB $120.0 million Facility.
As of September 15, 2017, the total aggregate remaining payments related to the construction of our remaining three newbuilding vessels were expected to be $103.5 million, payable upon their delivery. Delivery is expected to be in October 2017 for HN 1342 (tbn Star Eleni) and in January 2018 for HN 1361 (tbn Star Magnanimus) and HN 1343 (tbn Star Leo). As of September 15, 2017, we had $252.5 million of cash on hand and we had obtained commitments for up to approximately $40.0 million of secured financing for the HN 1361, and we are at the final stage of preparation of documentation for up to approximately $60.0 million of secured financing for the remaining two newbuilding vessels.

For further information relating to our loan agreements and lease obligations, please see Notes 5, 6, 8 and 16 to our audited consolidated financial statements for the year ended December 31, 2016 included in our 2016 Annual Report, and Notes 5, 6, 8, 14 and 16 to our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2017, included elsewhere herein.
Our credit facilities contain financial covenants and undertakings requiring us (or the borrowing entity) to maintain various ratios, including:
—	a minimum percentage of aggregate vessel value to secured loans (the security cover ratio or “SCR”);

—	a maximum ratio of total liabilities to market value adjusted total assets;
—	a minimum EBITDA to interest coverage ratio;
—	a minimum liquidity; and
—	a minimum market value adjusted net worth.
In July 2017, we finalized the Restructuring through the execution of all Supplemental Agreements.
The Supplemental Agreements impose certain restrictions on us. For a description of the Restructuring, including the covenants and limitations placed upon us under the Supplemental Agreements, see “Item 5.  Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – The Restructuring Transactions” under our 2016 Annual Report.
We may fund possible growth, to the extent permitted under our existing loan agreements, through our cash balances, cash flows from operations, additional debt or capital lease financings, equity issuances, or vessel sales.  Our practice has been to acquire dry bulk carriers using a combination of funds received from our equity investors and bank debt secured by mortgages on our dry bulk carriers.  In the event that we determine to finance a portion of the purchase price for new vessel acquisitions with debt, and if conditions in dry bulk market deteriorate, we may not be able to obtain new borrowing capacity on favorable terms or at all.  Furthermore, our stock price and the stock prices of shipping companies in general have been volatile, and if adverse market conditions prevail, we may not be able to raise additional equity financing.  Our business is capital intensive, and our future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers.  These transactions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms.

Other Recent Developments
Please refer to Note 16 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after June 30, 2017.
Operating Results
Factors Affecting Our Results of Operations
As of September 15, 2017, we had 41 of our vessels employed in the spot market, under time charter agreements of short duration or voyage agreements, and 30 vessels on medium- to long-term time charters, scheduled to expire from September 2017 to July 2018.  Under time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. Under voyage charters, we pay voyage expenses. Under all charters, we pay for the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and commissions to affiliated and third-party ship brokers associated with the charterer for the arrangement of the relevant charter.  In addition, we also pay the dry docking costs related to our vessels.
The following table reflects certain operating data of our fleet, including our ownership days, voyage days, and fleet utilization, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:
	Six-month period ended June 30,
(TCE rates expressed in U.S. Dollars)	2016	2017
Average number of vessels (1)	70.9	68.4
Number of vessels (2)	70	70
Average age of operational fleet (in years) (3)	7.5	7.8
Ownership days (4)	12,896	12,384
Available days (5)	12,438	12,456
Fleet utilization (6)	95.1%	99.1%
Daily Time Charter Equivalent Rate (7)	$4,971	$8,977

____________
(1)	Average number of vessels is the number of vessels that constituted our operating fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our operating fleet during the period divided by the number of calendar days in that period.
(2)	As of the last day of the periods reported.
(3)	Average age of operational fleet is calculated as of the end of each period.
(4)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.
(5)	Available days for the fleet are the ownership and charter-in days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and lay-up days, if any.
(6)	Fleet utilization is calculated by dividing available days by ownership days plus charter-in days for the relevant period.
(7)	Represents the weighted average daily TCE rates of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and bareboat charters) under its vessels may be employed between the periods. We included TCE revenues, a non-GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and in evaluating our financial performance.

The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue to voyage revenue as reflected in the unaudited interim condensed consolidated statement of operations:
	Six-month period ended June 30,
(In thousands of U.S. Dollars, except as otherwise stated)	2016	2017
Voyage revenues	$98,862	$143,471
Less:
Voyage expenses	(37,284)	(31,649)
Plus:
Amortization of fair value of below/above market acquired time charter agreements	254	-
Time charter equivalent revenues	$61,832	$111,822
Fleet available days	12,438	12,456
Daily time charter equivalent (TCE) rate (in U.S. Dollars)	$4,971	$8,977

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the duration of our charters, the amount of daily charter hire and the level of freight rates that our vessels earn under time or voyage charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.
Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance.
Vessel Voyage Expenses
Voyage expenses include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties.
Charter-in Hire Expenses

Expenses related to the chartered-in vessels owned by third parties are recognized on a pro-rata basis over the duration of the voyage and included within “Voyage Expenses,” except for the hire expense for chartering-in of a vessel, which is included within “Charter-in hire expense” in the consolidated statement of operations.

Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.
Dry Docking Expenses
Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations.  Dry docking expenses can vary according to the age of the vessel, the location where the dry docking takes place, shipyard availability and the number of days the vessel is under dry-dock.  We utilize the direct expense method, under which we expense all dry docking costs as incurred.
Depreciation
We depreciate our vessels on a straight-line basis over their estimated useful lives, which is determined to be 25 years from the date of their initial delivery from the shipyard.  Depreciation is calculated based on a vessel’s cost less the estimated residual value.
Management Fees
Management fees include fees paid to a third party providing certain procurement services to our fleet.
General and Administrative Expenses
We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives’ compensation, legal, consulting and accounting expenses.
Interest and Finance Costs
We incur interest expense and financing costs in connection with vessel-specific debt (including capital leases) and the 2019 Notes. We present financing fees and expenses incurred in connection with our debt instruments as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Gain/(Loss) on Derivative Financial Instruments and Forward Freight Agreements
We may enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities.  Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value, with changes in such fair value recognized in earnings under (gain)/loss on derivative financial instruments, unless specific hedge accounting criteria are met.
In addition, from time to time, we may take positions in freight derivatives in the ordinary course of business, including freight forward agreements (the “FFAs”) and freight options, with an objective to utilize those instruments as economic hedges that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. All of our FFAs are settled on a daily basis through creditworthy exchanges, such as London Clearing House (LCH) or Singapore Exchange (SGX). Customary requirements for trading in the FFAs include the maintenance of initial and variation margins based on the expected volatility, the magnitude of the open position and the mark-to-market value of the contracts. Freight options are treated as assets/liabilities until they are settled. Any settlements by us or settlements to us under FFAs are recorded in earnings under (gain)/loss on forward freight agreements.
Interest Income
We earn interest income on our cash deposits with our lenders.
Inflation
Inflation does not have a material effect on our expenses given current economic conditions.  In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.
Results of Operations
The six-month period ended June 30, 2017 compared to the six-month period ended June 30, 2016
Voyage Revenues net of Voyage Expenses: For the six-month period ended June 30, 2017, total net voyage revenues were $111.8 million, compared to $61.6 million for the six-month period ended June 30, 2016. This increase was primarily driven by the increase in freight rates during the corresponding periods, which led us to record a TCE rate of $8,977 during the six-month period ended June 30, 2017 compared to a TCE rate of $4,971 for the same period in 2016, representing an 81% increase.
Vessel Operating Expenses: For the six-month periods ended June 30, 2017 and 2016, vessel operating expenses totaled $49.6 million and $49.4 million, respectively. Vessel operating expenses for the respective periods include one-time pre-delivery and pre-joining expenses of $1.1 million and $1.7 million, respectively, which we incurred in connection with the delivery of the new vessels in our fleet during each period. Excluding these amounts, our average daily operating expenses per vessel for the relevant periods of 2017 and 2016 were $3,914 and $3,692, respectively.
Dry Docking Expenses: Dry docking expenses for the six-month periods ended June 30, 2017 and 2016 were $3.2 million and $1.6 million, respectively. During the six-month period ended June 30, 2017, four vessels underwent their periodic dry docking surveys, three of which were completed during this period. During the six-month period ended June 30, 2016, three vessels completed their respective dry docking surveys, two of which started in December 2015.

General and Administrative Expenses: General and administrative expenses for the six-month periods ended June 30, 2017 and 2016 were $17.3 million and $13.3 million, respectively. These expenses for the six-month period ended June 30, 2017 include stock based compensation expense of $6.4 million and legal fees of $0.7 million, incurred in connection with the Restructuring. During the six-month period ended June 30, 2016, general and administrative expenses included stock based compensation expense of $2.3 million and professional advisory services of $0.3 million that were not part of our ordinary course of business. Excluding the above mentioned stock based compensation expense and one-time expenses, our average daily net cash general and administrative expenses per vessel (including all management fees) for the six-month periods ended June 30, 2017 and 2016, remained constant at $1,125 and $1,128, respectively.
Impairment Loss: During the six-month period ended June 30, 2017 no impairment loss was recognized. During the six-month period ended June 30, 2016, we recorded an aggregate impairment loss of $6.7 million, in connection with the sale of one of our operating vessels, and the termination of two newbuilding contracts during the first quarter of 2016.
Other Operational Gain: During the six-month period ended June 30, 2017, we recognized other operational gain of $2.5 million, mainly resulting from the settlement proceeds of a commercial dispute.
Interest and Finance Costs: Interest and finance costs for the six-month periods ended June 30, 2017 and 2016 were $23.8 million and $19.7 million, respectively. The increase is attributable to: (i) the increase in LIBOR between the corresponding periods, (ii) the increase in the weighted average balance of our outstanding indebtedness to $1,007.5 million during the six-month period ended June 30, 2017 compared to $985.0 million for the same period in 2016, and (iii) the decrease of interest capitalized from general debt in connection with the payments made for our newbuilding vessels, which is recognized as credit in the interest and finance costs, to $1.3 million from $2.6 million, respectively.
Gain/(Loss) on derivative financial instruments: During the six-month period ended June 30, 2017, we recorded a gain on derivative financial instruments of $0.1 million, while during the six-month period ended June 30, 2016, we recorded a loss on derivative financial instruments of $4.7 million, in each case, in connection with our interest rate swaps that did not qualify for hedge accounting. The reversal of the aforementioned loss is attributable to the increased LIBOR.
Loss on debt extinguishment:  During the six-month period ended June 30, 2017, we recorded $0.4 million loss on debt extinguishment representing the non-cash write-off of unamortized deferred finance charges in connection with the cancellation of a previous loan commitment. During the six-month period ended June 30, 2016, we recorded $1.8 million loss on debt extinguishment in connection with the mandatory prepayment of outstanding amounts under several loans following the sale of the corresponding mortgaged vessels and the cancellation of certain committed loan amounts resulting from (i) the sale of certain newbuilding vessels upon their delivery from the shipyards and (ii) the termination of two newbuilding contracts.
Cash Flows
Net cash provided by/(used in) operating activities
Net cash provided by operating activities for the six-month period ended June 30, 2017 was $ 20.3 million whereas net cash used in operating activities for the corresponding period in 2016 was $36.0 million.
The positive change is due to: (i) the general positive growth across the majority of our operational metrics as described above, which is reflected in the positive EBITDA (adjusted for non-cash items) of $43.8 million for the six-month period ended June 30, 2017 compared to negative EBITDA (adjusted for non-cash items) of $5.7 million for the corresponding period in 2016, and (ii) a working capital outflow of $1.5 million during the six-month period ended June 30, 2017 compared to $9.6 million working capital outflow for the six-month period ended June 30, 2016. The increase was partially offset by higher interest expense for the six-month period ended June 30, 2017 compared to the same period in 2016.

Net cash used in investing activities
Net cash used in investing activities for the six-month periods ended June 30, 2017 and 2016 was $115.8 million and $24.6 million, respectively.
For the six-month period ended June 30, 2017, net cash used in investing activities consisted of:
—	$116.7 million paid for advances and other capitalized expenses for our newbuilding and newly delivered vessels; and

—	a net increase of $6.8 million in restricted cash, as required under our loan agreements and sale proceeds received for Star Eleonora (subsequently released, as described above);

offset partially by:
—	$7.7 million of proceeds from the sale of Star Eleonora.

For the six-month period ended June 30, 2016, net cash used in investing activities consisted of:

—	$388.7 million paid for advances and other capitalized expenses for our newbuilding and newly delivered vessels;

offset partially by:

—	$142.6 million of proceeds from the sale of vessels;

—	$220.3 million of proceeds from the sale of certain newbuilding vessels, which were sold upon their delivery from the shipyard;

—	$1.1 million of hull and machinery insurance proceeds; and

—	a net decrease of $0.1 million in restricted cash required under our loan agreements.

Net cash provided by/(used in) financing activities
Net cash provided by financing activities for the six-month period ended June 30, 2017 was $140.6 million, whereas net cash used in financing activities for the corresponding period in 2016 was $7.0 million.
For the six-month period ended June 30, 2017, net cash provided by financing activities consisted of:
—	$79.9 million increase in capital lease obligations, relating to two delivered newbuilding vessels, under bareboat charters;

—	$16.0 million of proceeds drawn under the loan facility for the financing of Star Charis and Star Suzanna, which were delivered during the period; and

—	$50.6 million of proceeds from a private placement of our common shares, which was completed in February 2017, which is net of aggregate private placement agent’s fees and expenses of $0.9 million;

offset partially by:
—	$5.2 million paid in the aggregate in connection with the capital lease installments and the partial prepayment of a loan facility due to the sale of Star Eleonora; and

—	$0.7 million of financing fees paid in connection with the Restructuring.

For the six-month period ended June 30, 2016, net cash used in financing activities consisted of:

—	an aggregate of $65.4 million of proceeds from loan facilities for the financing of delivery installments for four of our newbuilding vessels delivered during the corresponding period; and

—	an $86.4 million increase in capital lease obligations, relating to two delivered newbuilding vessels under bareboat charters;

offset partially by:

—
$158.7 million paid in the aggregate in connection with the regular amortization of outstanding vessel financings, capital lease installments and mandatory prepayment of several loan facilities due to the sale of corresponding mortgaged vessels.

Significant Accounting Policies and Critical Accounting Policies
There have been no material changes to our significant accounting policies since December 31, 2016.  For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited financial statements and “Item 5 — Operating and Financial Review and Prospects,” included in our 2016 Annual Report and Note 2 to the unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2017, included elsewhere herein.

STAR BULK CARRIERS CORP.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
Consolidated Balance Sheets as of December 31, 2016 and June 30, 2017 (unaudited)	F-2
Unaudited Interim Condensed Consolidated Statements of Operations for the six-month periods ended June 30, 2016 and 2017	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the six-month periods ended June 30, 2016 and 2017	F-4
Unaudited Interim Condensed Consolidated Statement of Stockholders’ Equity for the six-month periods ended June 30, 2016 and 2017	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2016 and 2017	F-6
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
As of December 31, 2016 and June 30, 2017 (unaudited)
(Expressed in thousands of U.S. dollars except for share and per share data)
	December 31, 2016	June 30, 2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$181,758	$226,882
Restricted cash, current (Note 8)	5,121	12,120
Trade accounts receivable	12,572	20,415
Inventories (Note 4)	14,534	14,158
Due from managers	1,430	-
Due from related parties (Note 3)	922	228
Prepaid expenses and other receivables	5,641	4,022
Derivative asset, current	41	-
Other current assets (Note 6)	6,447	5,857
Total Current Assets	228,466	283,682

FIXED ASSETS
Advances for vessels under construction and acquisition of vessels (Notes 5 and 6)	64,570	46,472
Vessels and other fixed assets, net (Note 5)	1,707,209	1,796,943
Total Fixed Assets	1,771,779	1,843,415

OTHER NON-CURRENT ASSETS
Long term investment (Note 3)	970	974
Restricted cash, non-current (Note 8 )	8,883	8,420
Other non-current assets	1,604	-
TOTAL ASSETS	$2,011,702	$2,136,491

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 8)	$-	$7,532
Lease commitments short term (Notes 5 and 8)	6,235	9,120
Accounts payable	5,200	5,886
Due to managers	-	4,320
Due to related parties (Note 3)	356	334
Accrued liabilities	11,719	9,836
Derivative liability, current (Note 15)	2,549	2,184
Deferred revenue	2,060	1,863
Total Current Liabilities	28,119	41,075

NON-CURRENT LIABILITIES
8.00% 2019 Notes, net of unamortized deferred finance fees of $1,243 and $1,028, respectively (Note 8)	48,757	48,972
Long term debt, net of current portion and unamortized deferred finance fees of $9,214 and $8,263, respectively (Note 8)	743,719	751,898
Lease commitments long term, net of unamortized deferred finance fees of $39 and $37, respectively (Notes 5 and 8)	152,613	225,716
Derivative liability, non current (Note 15)	796	20
Other non-current liabilities	468	460
TOTAL LIABILITIES	974,472	1,068,141

COMMITMENTS & CONTINGENCIES (Note 14)	-	-

STOCKHOLDERS' EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2016 and June 30, 2017 (Note 9)	-	-
Common Stock, $0.01 par value, 300,000,000 shares authorized; 56,628,907 and 63,415,479 shares issued and outstanding at December 31, 2016 and June 30, 2017, respectively (Note 9)	566	634
Additional paid in capital	2,063,490	2,120,336
Accumulated other comprehensive income/(loss) (Note 15)	(294)	141
Accumulated deficit	(1,026,532)	(1,052,761)
Total Stockholders' Equity	1,037,230	1,068,350
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,011,702	$2,136,491

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Operations
For the six-month periods ended June 30, 2016 and 2017
(Expressed in thousands of U.S. dollars except for share and per share data)
	Six months ended June 30,
	2016	2017

Revenues:
Voyage revenues	$98,862	$143,471
Management fee income	91	-
	98,953	143,471

Expenses
Voyage expenses	37,284	31,649
Charter-in hire expenses	1,918	1,736
Vessel operating expenses	49,364	49,560
Dry docking expenses	1,583	3,248
Depreciation	40,847	40,387
Management fees (Note 10)	3,911	3,689
General and administrative expenses	13,298	17,316
Impairment loss (Note 5)	6,694	-
Other operational loss	109	751
Other operational gain	(50)	(2,461)
(Gain)/ Loss on forward freight agreements (Note 15)	(283)	541
(Gain)/ Loss on sale of vessels ( Note 5)	21	370
	154,696	146,786
Operating income / (loss)	(55,743)	(3,315)

Other Income/ (Expenses):
Interest and finance costs (Note 8)	(19,694)	(23,766)
Interest and other income/(loss)	154	1,223
Gain / (Loss) on derivative financial instrument, net (Note 15)	(4,681)	100
Loss on debt extinguishment (Note 8)	(1,801)	(358)
Total other expenses, net	(26,022)	(22,801)

Income/(Loss) before equity in income of investee	(81,765)	(26,116)
Equity in income of investee	69	4
Income / (loss) before taxes	$(81,696)	$(26,112)
US Source Income taxes	-	(117)
Net income/(loss)	(81,696)	(26,229)
Earnings / (Loss) per share, basic	$(1.86)	$(0.42)
Earnings / (Loss) per share, diluted	(1.86)	(0.42)
Weighted average number of shares outstanding, basic (Note 12)	43,880,713	62,188,645
Weighted average number of shares outstanding, diluted (Note 12)	43,880,713	62,188,645

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss)
For the six-month periods ended June 30, 2016 and 2017
(Expressed in thousands of U.S. dollars except for share and per share data)

	Six months ended June 30,
	2016	2017
Net income / (loss)	$(81,696)	$(26,229)
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications	(972)	(38)
Less:
Reclassification adjustments of interest rate swap loss	709	473
Other comprehensive income / (loss)	(263)	435
Comprehensive income / (loss)	$(81,959)	$(25,794)

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the six-month periods ended June 30, 2016 and 2017
(Expressed in thousands of U.S. dollars except for share and per share data)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive income/(loss)	Accumulated deficit	Total Stockholders' Equity

BALANCE, January 1, 2016	43,821,114	$438	$2,008,440	$(1,216)	$(872,304)	$1,135,358
Net income / (loss)	-	$-	$-	$-	$(81,696)	$(81,696)
Other comprehensive income / (loss)	-	-	-	(263)	-	(263)
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 13)	134,545	2	2,283	-	-	2,285
BALANCE, June 30, 2016	43,955,659	$440	$2,010,723	$(1,479)	$(954,000)	$1,055,684

BALANCE, January 1, 2017	56,628,907	$566	$2,063,490	$(294)	$(1,026,532)	$1,037,230
Net income / (loss)	-	-	$-	$-	$(26,229)	$(26,229)
Other comprehensive income / (loss)	-	-	-	435	-	435
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 13)	476,300	5	6,355	-	-	6,360
Issuance of common stock (Note 9)	6,310,272	63	50,491	-	-	50,554
BALANCE, June 30, 2017	63,415,479	$634	$2,120,336	$141	$(1,052,761)	$1,068,350

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2016 and 2017
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)
	Six month ended June 30,

	2016	2017
Cash Flows from Operating Activities:
Net income / (loss)	$(81,696)	$(26,229)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation	40,847	40,387
Amortization of fair value of above market acquired time charters (Note 7)	254	-
Amortization of deferred finance charges (Note 8)	1,561	1,288
Loss on debt extinguishment (Note 8)	1,801	358
Vessel impairment loss (Note 5)	6,694	-
Loss / (gain) on sale of vessels (Note 5)	21	370
Stock-based compensation (Note 13)	2,285	6,360
Non-cash effects of derivative financial instruments (Note 15)	1,805	(706)
Change in fair value of forward freight derivatives (Note 15)	-	41
Other non-cash charges	130	29
Amortization of deferred gain (Note 5)	(37)	(37)
Equity in income of investee	(69)	(4)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Restricted cash for forward freight derivatives	-	216
Trade accounts receivable	255	(7,843)
Inventories	(2,267)	376
Prepaid expenses and other current assets	350	424
Due from related parties	537	748
Due from managers	(3,585)	1,430
Increase/(Decrease) in:
Accounts payable	(27)	651
Due to related parties	(7)	(22)
Accrued liabilities	(2,705)	(1,624)
Due to managers	(2,291)	4,320
Deferred revenue	172	(197)
Net cash provided by / (used in) Operating Activities	(35,972)	20,336

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisition of vessels and other assets	(388,660)	(116,679)
Cash proceeds from vessel sales (Note 5)	362,887	7,656
Decrease in restricted cash	7,034	23
Increase in restricted cash	(6,944)	(6,775)
Hull and machinery insurance proceeds	1,115	-
Net cash provided by / (used in) Investing Activities	(24,568)	(115,775)

Cash Flows from Financing Activities:
Proceeds from bank loans and capital leases	151,763	95,936
Loan prepayments and repayments	(158,699)	(5,190)
Financing fees paid	(25)	(737)
Proceeds from issuance of common stock	-	51,454
Offering expenses paid related to the issuance of common stock	-	(900)
Net cash provided by / (used in) Financing Activities	(6,961)	140,563

Net (decrease) / increase in cash and cash equivalents	(67,501)	45,124
Cash and cash equivalents at beginning of period	208,056	181,758

Cash and cash equivalents at end of the period	$140,555	$226,882
Cash paid during the period for:
Interest	$23,279	$23,575

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.            Basis of Presentation and General Information:
Star Bulk Carriers Corp.  (“Star Bulk”) is a shipping company providing worldwide seaborne transportation solutions in the dry bulk sector.  Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece.
Star Bulk’s common shares started trading on the NASDAQ Global Select Market on December 3, 2007, under the ticker symbol “SBLK.”  The accompanying unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its subsidiaries, which are hereinafter collectively referred to as the “Company,” and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information.  Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements.
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented.  Operating results for the six-month period ended June 30, 2017 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2017.
Effective June 20, 2016, the Company effected a 5-for-1 reverse split of its issued and outstanding common shares. All share and per share information has been retroactively adjusted to reflect the reverse split.
The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 (the “2016 Annual Report”).  The balance sheet as of December 31, 2016 has been derived from the audited consolidated financial statements as of that date, but, pursuant to the requirements for interim financial information, does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.
Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2016 Annual Report.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.            Significant accounting policies and recent accounting pronouncements:
A summary of the Company’s significant accounting policies is included in Note 2 to the Company’s consolidated financial statements included in the 2016 Annual Report.  There have been no changes to the Company’s significant accounting policies in the six-month period ended June 30, 2017, other than the adoption of (i) ASU No. 2015-11 “Simplifying the measurement of inventory,” (ii) ASU 2016-05 “Derivatives and Hedging (Topic 815)’: Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships,” (iii) ASU No 2016-07 “Investments - Equity Method and Joint Ventures” and (iv) ASU No 2016-09 “Compensation-Stock Compensation - Improvements to Employee Share-Based Payment Accounting,” each of which is discussed in Note 2 aa) to the Company’s consolidated financial statements included in the 2016 Annual Report. The adoption of these updates had no material effect on the Company’s consolidated financial statements.
Recent Accounting pronouncements:
Revenue from Contracts with Customers (“Topic 606”): In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” and ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients.” The amendments in these Updates do not change the core principle of the guidance in Topic 606, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in each contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in each contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in Update 2016-10 clarify the following two aspects of Topic 606: (a) identifying performance obligations and (b) licensing implementation guidance. The amendments in Update 2016-12 similarly affect only certain narrow aspects of Topic 606, including, (i) “Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1 (Applying Paragraph 606-10-25-7),” (ii) “Presentation of Sales Taxes and Other Similar Taxes Collected from Customers,” (iii) “Noncash Consideration,” (iv) “Contract Modifications at Transition,” (v) “Completed Contracts at Transition,” and (vi) “Technical Correction.” The amendments in these Updates also affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. In December 2016, the FASB also issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers.” The amendments in the latest Update 2016-20 represent changes to make minor corrections/improvements to the codification that are not expected to have a significant effect on current accounting practice. The effective date and transition requirements for the amendments in these Updates are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” has deferred the effective date of Update 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). ASU 2014-09 is effective for the Company January 1, 2018, and the Company expects to use the modified retrospective approach upon adoption. The Company expects that the adoption of ASU 2014-09 may result in a change in the method of recognizing revenue for voyage charters, whereby the Company’s method of determining proportional performance might change from discharge-to-discharge to load-to-discharge. This will result in no revenue being recognized from discharge of the prior voyage to loading of the current voyage and all revenue being recognized from loading of the current voyage to discharge of the current voyage. This change will result in revenue being recognized later in the voyage, which may cause additional volatility in revenue and earnings between periods. The Company is in the process of validating aspects of ASU 2014-09, quantifying the effect that the adoption of the ASU 2014-09 will have on its financial statements and accompanying notes, determining the transitional impact and completing other items required for the adoption of ASU 2014-09.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.            Transactions with Related Parties:
Except for the Sydelle profit sharing agreement described below, details of the Company’s transactions with related parties did not change in the six-month period ended June 30, 2017 and are discussed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2016, included in the 2016 Annual Report.
Sydelle profit sharing agreement: In April 2017, Sydelle Marine Limited (“Sydelle”), a company controlled by members of the family of Mr. Petros Pappas, our chief executive officer, entered into an agreement (the “Agreement”) with the Company’s fully owned subsidiary Domus Shipping LLC (“Domus”), owner of the vessel Star Ariadne, to operate a pool, whereby the net revenues of Star Ariadne and the vessel owned by Sydelle, will be equally split between the two companies. This pooling arrangement commenced in April 2017. Pursuant to the Agreement, the pool adjustment for the six-month period ended June 30, 2017 was ($159), which is recorded in “Voyage revenues” in the accompanying consolidated statements of operations. As of June 30, 2017, the Company had an outstanding payable amount of $159 in connection with the Agreement.

Transactions and balances with related parties are analyzed as follows:
Balance Sheet
	December 31, 2016	June 30, 2017

Due from related parties
Oceanbulk Maritime S.A. and its affiliates	$922	$148
Interchart Shipping Inc.	-	-
Star Ocean Manning Philipines Inc.	-	80
Due from related parties	$922	$228

Due to related parties
Combine Marine Ltd.	$-	8
Oceanbulk Maritime S.A. and its affiliates	26	3
Sydelle profit sharing agreement		159
Management and Directors Fees	323	157
Managed Vessels of Oceanbulk Shipping LLC	7	7
Due to related parties	$356	$334

Statements of Operations

	Six month period ended June 30,
	2016	2017
Voyage expenses-Interchart	$(1,650)	$(1,650)
Executive directors consultancy fees	(248)	(250)
Non-executive directors compensation	(75)	(72)
Office rent - Combine Marine Ltd.	(17)	(17)
Office rent - Alma Properties	-	(2)
Sydelle profit sharing agreement	-	(159)

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

4.            Inventories:
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2016	June 30, 2017
Lubricants	$6,629	$7,358
Bunkers	7,905	6,800
Total	$14,534	$14,158

5.            Vessels and other fixed assets, net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2016	June 30, 2017
Cost
Vessels	$2,037,737	$2,165,892
Other fixed assets	1,898	1,984
Total cost	2,039,635	2,167,876
Accumulated depreciation	(332,426)	(370,933)
Vessels and other fixed assets, net	$1,707,209	$1,796,943

Vessels acquired / disposed of during the six-month period ended June 30, 2016
Delivery of newbuilding vessels:
(i)	On January 6, 2016, the Company took delivery of the vessel Star Lutas (ex-HN NE 197). The delivery installment of $19,770 was partially financed by $14,813 drawn down under the Sinosure Facility.
(ii)	On January 8, 2016, the Company took delivery of the vessel Kennadi (ex-HN 1080). The delivery installment of $21,229 was partially financed by $14,478 drawn down under the Sinosure Facility.
(iii)	On February 26, 2016, the Company took delivery of the vessel Star Poseidon (ex-HN NE 198). The delivery installment of $33,390 was partially financed by $23,400 drawn down under the DNB–SEB–CEXIM $227,500 Facility.
(iv)	On March 2, 2016, the Company took delivery of the vessel Mackenzie (ex-HN 1081). The delivery installment of $18,221 was partially financed by $12,720 drawn down under the Sinosure Facility.
(v)	On March 11, 2016 and June 6, 2016, the Company took delivery of the vessel Star Marisa (ex-HN 1359), and Star Libra (ex-HN 1372), which are each subject to a bareboat charter agreement with CSSC (Hong Kong) Shipping Company Limited (“CSSC”) that is accounted for in the Company’s consolidated financial statements as a capital lease, as further described in the 2016 Annual Report.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.            Vessels and Other Fixed Assets, Net - continued:
Sale of vessels:
In late 2015, the Company entered into various separate agreements with third parties to sell four of its operating vessels (Indomitable, Magnum Opus, Tsu Ebisu and Deep Blue) and five of its newbuilding vessels (Behemoth, Bruno Marks, Jenmark, Star Aries and Star Taurus) upon their delivery from the shipyards. In early 2016, the Company entered into separate agreements with third parties to sell the operating vessel Obelix and the newbuilding vessel Megalodon (ex-HN 5056) upon its delivery from the shipyard.  All of the vessels mentioned above were delivered to their purchasers during the six-month period ended June 30, 2016, and the Company recognized an aggregate net loss on sale of $21.
In addition, in late March 2016, the Company negotiated the sale of Star Michele.  The Memorandum of the Agreement was signed in April 2016 and the vessel was delivered to its buyers in late May 2016.  In connection with this sale, the Company recognized an impairment loss of $5,626, which is reflected within “Impairment loss” in the accompanying unaudited interim condensed consolidated statement of operations for the six-month period ended June 30, 2016.
Vessels acquired / disposed of during the six-month period ended June 30, 2017
Delivery of newbuilding and secondhand vessels:
(i)
On March 1, 2017, the Company took delivery of the Newcastlemax vessel Star Virgo (ex-HN 1371), which, as further described in the 2016 Annual Report, is financed under a bareboat charter with CSSC, accounted for as a capital lease.

(ii)
On March 28, 2017, the Company took delivery of the Newcastlemax vessel Star Ariadne (ex-HN 1360), which, as further described in the 2016 Annual Report, is financed under a bareboat charter accounted for as a capital lease, from CSSC.

(iii)
On March 2, 2017, the Company entered into agreements to acquire two modern Kamsarmax dry bulk vessels from a third party for $15,150 each. Each of the vessels has a carrying capacity of 81,711 deadweight tons and was built with high specifications at Jiangsu New Yangzijiang in 2013. Star Charis was delivered to the Company on March 22, 2017, and Star Suzanna was delivered to the Company on May 15, 2017. On June 23, 2017, the Company executed a new loan agreement with ABN AMRO Bank N.V. for an aggregate principal amount of $30,844, $16,000 of which was drawn in order to partially finance the two vessels (Note 8).

(iv)
On June 2, 2017, the Company entered into an agreement to acquire Diva, a Supramax vessel with carrying capacity of 56,582 deadweight tons, built at Jiangsu Hantong Ship Heavy Industry co Ltd China in 2011, for a purchase price of $10,500. The vessel was delivered to the Company on July 24, 2017 (Note 16) and replaced the sold vessel Star Eleonora, as a pledged vessel under the DNB $120,000 Facility (Note 8).

Sale of vessels:
On February 9, 2017, the Company entered into an agreement with a third party to sell the vessel Star Eleonora at market terms. The vessel was delivered to its new owner in March 2017, and the resulting loss on sale is separately reflected in the accompanying unaudited interim condensed consolidated statement of operations for the six-month period ended June 30, 2017.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.            Vessels and Other Fixed Assets, net - continued:
Capital leases
As of June 30, 2016, the Company was party to six capital leases, for the vessels Idee Fixe, Roberta, Laura, Kaley, Star Marisa and Star Libra. As of June 30, 2017, the Company was party to eight capital leases, for the vessels Idee Fixe, Roberta, Laura, Kaley, Star Marisa, Star Libra, Star Virgo and Star Ariadne. The interest expense on the financial liability related to the Company’s capital leases for the six-month periods ended June 30, 2016 and 2017 was $3,016 and $5,805, respectively, and is included within “Interest and finance costs” in the accompanying unaudited interim condensed consolidated statements of operations. As of June 30, 2017, the net book value of the vessels under capital leases was $331,248 with accumulated depreciation of $15,298. The principal payments required to be made after June 30, 2017 for the outstanding capital lease obligations are as follows:
Twelve month periods ending	Amount
June 30, 2018	$22,465
June 30, 2019	29,691
June 30, 2020	32,764
June 30, 2021	32,452
June 30, 2022	32,500
June 30, 2023 and thereafter	163,218
Total capital lease minimum payments	$313,090
Unamortized deferred finance fees	37
Total lease commitments, net	$313,053
Excluding bareboat interest	78,217
Total lease commitments	234,836
Lease commitments – current portion	9,120
Lease commitments – non-current portion	225,716
No events and circumstances were identified that would require an additional impairment since the Company’s last impairment test exercise as of December 31, 2016.
6.            Advances for vessels under construction and acquisition of vessels:
	December 31, 2016	June 30, 2017

Pre-delivery yard installments and Fair value adjustment	$32,602	$30,102
Advances for vessels acquisitions (Note 5)	-	1,050
Bareboat capital leases – upfront hire & handling fees	25,272	10,460
Capitalized interest and finance costs	4,966	3,590
Other capitalized costs	1,730	1,270
Total	$64,570	$46,472

As of June 30, 2017, the Company had three Newcastlemax dry bulk carrier vessels on order at SWS in China (one of which is subject to a bareboat charter accounted for as a capital lease). As of June 30, 2017, the total aggregate remaining contracted price for these newbuilding vessels plus agreed additional amounts was $103,492, payable upon delivery. Delivery is expected to be in October 2017 for HN 1342 (tbn Star Eleni) and in January 2018 for HN 1361 (tbn Star Magnanimus) and HN 1343 (tbn Star Leo).

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

6.            Advances for vessels under construction and acquisition of vessels - continued:
As a result of the renegotiation of prices and delivery dates of certain of the Company’s newbuilding vessels, as disclosed in the Company’s consolidated financial statements for the year ended December 31, 2016, included in the 2016 Annual Report, the Company as of June 30, 2017 is entitled to receive a refund of $1,604 from the shipyards, which amount is included under “Other current assets.”
7.            Fair value of Above-Market Acquired Time Charters:
As part of the Merger in July 2014, a $1,967 intangible asset was recognized in connection with a fair value adjustment for two favorable time charters for the vessels Amami and Madredeus. Accumulated amortization as of December 31, 2015 in connection with these time charters was $1,713, leaving an unamortized balance as of December 31, 2015 of $254, which was fully amortized during the six-month period ended June 30, 2016 and is included under “Voyage revenues” in the accompanying unaudited interim condensed consolidated statement of operations for the six-month period ended June 30, 2016.
8.            Long-term Debt:
Details of the Company’s credit facilities and debt securities are discussed in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2016, included in the 2016 Annual Report.
ABN AMRO Bank N.V. $30,844 Facility: On June 23, 2017, the Company executed a loan agreement with ABN AMRO Bank N.V. for an aggregate principal amount of $30,844, available in two tranches, as follows:

i.	Tranche A, with a principal amount of $16,000, was drawn down on June 27, 2017 to partially finance the acquisition of Star Charis and Star Suzanna, which are two Kamsarmax vessels, built in 2013, with carrying capacity of 81,711 deadweight tons each, acquired in March and May 2017, respectively (Note 5). This tranche matures in June 2022 and is repayable in 20 quarterly installments, the first four of which will be in the amount of $1,000 and the remaining 16 of which will be in the amount of $360, commencing in September 2017, and a final balloon payment of $6,240, payable together with the last installment.
ii.	Tranche B, with a principal amount of $14,844, was drawn down on July 7, 2017 to refinance all of the outstanding debt under the Heron Vessels Facility. Tranche B is secured by Star Angelina and Star Gwyneth. This tranche matures in June 2022 and is repayable in 17 equal quarterly installments of $640, commencing in July 2018, and a final balloon payment of $3,964, payable together with the last installment.

Heron Vessels Facility: In July 2017, the Company refinanced the Heron Vessels Facility with Tranche B of the ABN Amro Bank N.V. $30,844 Facility discussed above.
DNB $120,000 Facility: On July 24, 2017 the Company took delivery of the second-hand Supramax vessel Diva, which replaced the sold vessel Star Eleonora as a pledged vessel under the DNB $120,000 Facility.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.            Long-term Debt - continued:
Restructuring
Pursuant to the Restructuring, as described in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2016, the Company agreed with all of its lenders at the time to, among others things, defer principal payments owed from June 1, 2016 through June 30, 2018 (the “Deferred Amounts”) to the due date of the balloon installments of each facility. In July 2017, the Company finalized the Restructuring through the execution of all corresponding Supplemental Agreements. As a result, no principal payments are required to be made until June 30, 2018, for the applicable loan agreements which are part of the Restructuring. The current portion of long term debt as of June 30, 2017, includes (i) the installments to be repaid during the next 12 months under Tranche A of the ABN Amro Bank N.V. $30,844 Facility, which was not part of the Restructuring, and (ii) an amount of $3,635 that the Company paid in August 2017 to all parties under the Restructuring in accordance with the terms of the Supplemental Agreements, representing 20% of the equity used for the acquisition of Star Charis, Star Suzanna and Diva (discussed in Note 5) (the “20% Equity Prepayment Amount”).
The Company’s credit facilities contain financial covenants and undertakings requiring the Company to maintain various financial ratios, including:
—	a minimum percentage of aggregate vessel value to secured loans (the security cover ratio or “SCR”);

—	a maximum ratio of total liabilities to market value adjusted total assets;
—	a minimum EBITDA to interest coverage ratio;
—	a minimum liquidity; and
—	a minimum market value adjusted net worth.
In addition, the Supplemental Agreements impose certain restrictions on the Company and specify a quarterly cash sweep mechanism for excess cash generated to be applied towards the payment of Deferred Amounts. For a description of the Restructuring, including the covenants and limitations and the cash sweep mechanism placed upon the Company under the Supplemental Agreements, see “Item 5.  Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – The Restructuring Transactions” under the 2016 Annual Report.
As of December 31, 2016 and June 30, 2017, the Company was required to maintain minimum liquidity, not legally restricted, of $47,566 and $52,162, respectively, which is included within “Cash and cash equivalents” in the accompanying consolidated balance sheets.  In addition, as of December 31, 2016 and June 30, 2017, the Company was required to maintain a minimum liquidity, legally restricted, of $14,004 and $20,540 (which amount included a portion of the proceeds from the sale of Star Eleonora that was subsequently released in July 2017 when the vessel Diva (Note 5) replaced the vessel Star Eleonora as a pledged vessel under the DNB $120,000 Facility (Note 8)), which is included within “Restricted cash” in the accompanying consolidated balance sheets.
Under all loan agreements, the Company is not allowed to pay dividends until all Deferred Amounts have been repaid in full. Additionally, the Company may not pay dividends or distributions if an event of default has occurred and is continuing or would result from such dividend or distribution.
As of December 31, 2016 and June 30, 2017, the Company was in compliance with the applicable financial and other covenants contained in its debt agreements, including the 2019 Notes.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.            Long-term Debt - continued:
The principal payments required to be made after June 30, 2017 for all of the then-outstanding bank debt, after giving effect to the Restructuring, are as follows:
Twelve month periods ending	Amount
June 30, 2018	$7,532
June 30, 2019	267,630
June 30, 2020	210,064
June 30, 2021	135,246
June 30, 2022	83,078
June 30, 2023 and thereafter	64,143
Total Long term debt	$767,693
Unamortized Deferred financing fees	8,263
Total Long term debt, net	$759,430
Current portion of long term debt	7,532
Long term debt, net	751,898

The 2019 Notes mature in November 2019 and are presented in the accompanying consolidated balance sheets as of December 31, 2016 and June 30, 2017 net of unamortized deferred financing fees of $1,243 and $1,028, respectively.
As of June 30, 2017, 62 of the Company’s owned vessels, having a net carrying value of $1,465,411, were subject to first-priority mortgages as collateral to the Company’s loan facilities.  In addition, all eight of the Company’s bareboat chartered vessels, having a net carrying value of $331,248 were pledged as collateral under the Company’s bareboat charter agreements.
For the six-month periods ended June 30, 2016 and 2017, the Company’s existing financing agreements bore interest at a weighted-average rate of approximately 4.0% and 4.58%, respectively.
All of the Company’s bank loans bear interest at LIBOR plus a margin.  The amounts of “Interest and finance costs” included in the accompanying consolidated unaudited interim condensed consolidated statements of operations are analyzed as follows:
	Six month period ended June 30,
	2016	2017
Interest on long term debt and capital leases	$19,651	$23,008
Less: Interest capitalized	$(2,578)	$(1,260)
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other Comprehensive Income (Note 15)	$667	$473
Amortization of deferred finance charges	$1,561	$1,288
Other bank and finance charges	$393	$257
Interest and finance costs	$19,694	$23,766

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.            Long-term Debt - continued:
In connection with the prepayments of certain loans following the sale of the corresponding financed vessels, the cancellation of certain loan commitments resulting from the sale of certain newbuilding vessels upon their delivery from the shipyards and the termination of two newbuilding contracts, $1,801 and $358 of unamortized deferred finance charges was written off and included under “Loss on debt extinguishment” in the accompanying unaudited interim condensed consolidated statements of operations for the six-month periods ended June 30, 2016 and 2017, respectively.
9.            Preferred and Common Shares and Additional Paid-in Capital:
Details of the Company’s Preferred and Common Shares are discussed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2016, included in the 2016 Annual Report.
Equity offerings: On February 2, 2017, the Company completed a private placement of 6,310,272 common shares, at a price of $8.154 per share (the “February 2017 Private Placement”), raised for general corporate purposes. The aggregate proceeds to the Company, net of private placement agent’s fees and expenses, were approximately $50,554. One of the Company’s significant shareholders, Oaktree and its affiliates, purchased a total of 3,244,292 of the common shares in the February 2017 Private Placement.
10.         Management fees:
Management fees in the accompanying unaudited interim condensed consolidated statements of operations represent fees incurred by the Company in exchange for certain procurement services provided by Ship Procurement Services S.A.  (“SPS”) at a daily fee of $0.295 per vessel, which for the six-month periods ended June 30, 2016 and 2017 amounted to $3,911 and $3,689, respectively.
11.         Other operational gain:
During the six-month period ended June 30, 2017, the Company recognized other operational gain of $2,461, mainly consisting of an amount of $2,141 resulting from a cash settlement of a commercial dispute.
12.         Earnings / (Loss) per Share:
All shares issued (including the restricted shares issued under the Company’s equity incentive plans) are the Company’s common shares and have equal rights to vote and participate in dividends.  The restricted shares issued under the Company’s equity incentive plans are subject to forfeiture provisions set forth in the applicable award agreements.  The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12.         Earnings / (Loss) per Share - continued:
The Company calculates basic and diluted earnings / loss per share as follows:
	Six month period ended June 30,
	2016	2017
Income / (Loss) :
Net income / (loss)	$(81,696)	$(26,229)

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	43,880,713	62,188,645
Basic earnings / (loss) per share	$(1.86)	$(0.42)

Effect of dilutive securities:
Dillutive effect of non vested shares	-	-
Weighted average common shares outstanding, diluted	43,880,713	62,188,645

Diluted earnings / (loss) per share	$(1.86)	$(0.42)

Because the Company incurred net losses for the six-month periods ended June 30, 2016 and 2017, the effect of the 690,000 and 1,024,000 non-vested shares and of the 104,250 non-vested share options outstanding as of June 30, 2016 and 2017, respectively, would be anti-dilutive; therefore “Basic earnings / (loss) per share” equals “Diluted earnings / (loss) per share.”
13.         Equity Incentive Plans:
Details of the Company’s Equity Incentive Plans and share awards granted up to December 31, 2016 are discussed in Note 12 of the Company’s consolidated financial statements for the year ended December 31, 2016, included in the 2016 Annual Report.
All non-vested shares and options vest according to the terms and conditions of the applicable agreements with the Company.  The grantee does not have the right to vote the non-vested shares or exercise any right as a shareholder of the non-vested shares, although the issued and non-vested shares pay dividends as declared.  The dividends with respect to these shares are forfeitable.  Share options have no voting or other shareholder rights.
On February 22, 2017, the Company’s Board of Directors adopted the 2017 Equity Incentive Plan (the “2017 Plan”) and reserved for issuance 950,000 common shares thereunder.  The terms and conditions of the 2017 Plan are substantially similar to the terms and conditions of Company’s previous equity incentive plans. On the same date, 944,000 restricted common shares were granted to certain of our directors and officers, out of which 744,000 shares vested on August 22, 2017. The remaining 200,000 restricted common shares vest on August 22, 2018. During August and September 2017, 737,725 shares were issued in connection with the 2017 Equity Incentive Plan.
The Company currently expects that there will be no forfeitures of non-vested shares or options. The shares which are issued in accordance with the terms of the Company’s equity incentive plans or awards remain restricted until they vest.  For the six-month periods ended June 30, 2016 and 2017, the total share-based compensation cost was $2,285 and $6,360, respectively, included under “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.         Equity Incentive Plans- continued:
A summary of the status of the Company’s non-vested share options and restricted shares as of June 30, 2016 and 2017 and the movement during the six-month periods ended June 30, 2016 and 2017, respectively, is presented below.
	Number of options	Weighted average exercise price	Weighted Average Grant Date Fair Value
Options
Outstanding at January 1, 2016	104,250	$27.5	$7.0605
Granted	-	-	-
Vested	-	-	-
Outstanding as of June 30, 2016	104,250	$27.5	$7.0605

	Number of options	Weighted average exercise price	Weighted Average Grant Date Fair Value
Options
Outstanding at January 1, 2017	104,250	$27.5	$7.0605
Granted	-	-	-
Vested	-	-	-
Outstanding as of June 30, 2017	104,250	$27.5	$7.0605

	Number of shares	Weighted Average Grant Date Fair Value

Unvested as at January 1, 2016	135,230	$17.75
Granted	690,000	3.75
Cancelled	(1,685)	17.75
Vested	(133,545)	17.75
Unvested as at June 30, 2016	690,000	$3.75

Unvested as at January 1, 2017	385,000	$4.82
Granted	944,000	9.59
Vested	(305,000)	4.94
Unvested as at June 30, 2017	1,024,000	$9.18
The estimated compensation cost relating to non-vested restricted share awards and share options not yet recognized was $3,689 and $410, respectively, as of June 30, 2017 and is expected to be recognized over the weighted average period of 0.56 years and 2.79 years, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.         Commitments and Contingencies:
a)            Lease commitments
The following table sets forth inflows and outflows related to the Company’s leases, as at June 30, 2017.
	Twelve month periods ending June 30,
+ inflows/ - outflows	Total	2018	2019	2020	2021	2022	2023 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$32,960	$32,960	-	-	-	-	-
Future, minimum, non-cancellable lease payment under vessel operating leases (2)	(552)	(552)	-	-	-	-	-
Bareboat commitments charter hire (3)	(56,382)	(1,517)	(4,681)	(4,646)	(4,609)	(4,570)	(36,359)
Total	$(23,974)	$30,891	$(4,681)	$(4,646)	$(4,609)	$(4,570)	$(36,359)
______________________
(1)	The amounts represent the minimum contractual charter revenues to be generated from the existing non-cancellable time and freight charters until their expiration, net of address commissions, assuming no off-hire days other than those related to scheduled interim surveys and special surveys of the vessels.
(2)	The amounts represent the Company’s commitments under the operating lease arrangement for Astakos. The lease has expired in August 2017.
(3)	The amounts represent the Company’s commitments for charter hire fees under the bareboat lease arrangements for the vessels under construction. The bareboat charter hire is comprised of both a fixed and a variable portion; the variable portion is calculated based on the 6-month LIBOR rate of 1.45%, as of June 30, 2017.
b)            Legal proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.  In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.  The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.  Currently, management is not aware of, and has not accrued for, any such claims or contingent liabilities requiring disclosure in the accompanying unaudited interim condensed consolidated financial statements.
As described on Item 8 of the 2016 Annual Report, on October 23, 2014, a purported shareholder (the “Plaintiff”) of Star Bulk Carriers Corp. filed a derivative and putative class action lawsuit in New York state court against the Company’s Chief Executive Officer, members of its Board of Directors and several of its shareholders and related entities. The Company has been named as a nominal defendant in the lawsuit. The lawsuit alleges that the acquisition of Oceanbulk and purchase of several Excel Vessels were the result of self-dealing by various defendants and that the Company entered into the respective transactions on unfair terms. The lawsuit further alleges that, as a result of these transactions, several defendants’ interests in the Company have increased and that the Plaintiff’s interest in the Company has been diluted. The lawsuit also alleges that the Company’s management has engaged in other conduct that has resulted in corporate waste. The lawsuit seeks cancellation of all shares issued to the defendants in connection with the acquisition of Oceanbulk, unspecified monetary damages, the replacement of some or all members of the Company’s Board of Directors and its Chief Executive Officer, and other relief. The Company believes the claims are completely without merit and has denied them and defended against them in court. On November 24, 2014, the Company and the other defendants removed the action to the United States District Court for the Southern District of New York. On March 4, 2015, the Company and the other defendants moved to dismiss the complaint. On February 18, 2016, the court granted the Company’s motion to dismiss in full and dismissed the matter. On February 24, 2016, Plaintiff filed a notice of appeal. The appeal was heard before the Court of Appeals for the Second Circuit on December 6, 2016. In April 2017, the Court of Appeal dismissed the appeal in all respects and affirmed the first instance judgment. Plaintiff filed a petition for panel rehearing and/or rehearing en banc, which petition was dismissed in June 2017. In September 2017, Plaintiff filed a petition for certiorari in the U.S. Supreme Court seeking review of the Second Circuit's affirmance of dismissal of the complaint, which petition is now pending. The Company cannot predict the outcome of the case.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

15.         Fair value measurements:
The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets in accordance with ASC Topic 815, “Derivatives and Hedging”.
Fair value on a recurring basis:
Interest rate swaps
Details of the Company’s interest rate swap are discussed in Note 18 of the Company’s consolidated financial statements for the year ended December 31, 2016, included in the 2016 Annual Report. Major terms are summarized below:
				Notional amount
Counterparty	Inception	Expiry	Fixed Rate	June 30, 2017
Goldman Sachs	October 1, 2014	April 1, 2018	1.7925%	98,099
Goldman Sachs	October 1, 2014	April 1, 2018	1.8075%	98,099
Goldman Sachs	October 1, 2014	April 1, 2018	2.0675%	39,240
Goldman Sachs	October 1, 2014	April 1, 2018	1.8450%	98,099
Goldman Sachs	October 1, 2014	April 1, 2018	1.8025%	58,860
HSH - Star Challenger	September 30, 2014	September 28, 2018	1.7650%	6,719
HSH - Star Fighter	September 30, 2014	September 28, 2018	1.7650%	6,854
Credit Agricole - Star Borealis	November 10, 2014	August 9, 2018	1.7200%	21,986
Credit Agricole - Star Polaris	August 11, 2014	November 9, 2018	1.7050%	23,132
Total				$451,088
The amount recognized in “Other comprehensive income/(loss)” is derived from the effective portion of unrealized gains/losses from cash flow hedges.
An amount of approximately ($125) is expected to be reclassified into earnings during the following 12-month period when realized.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

15.            Fair value measurements - continued:
Forward Freight Agreements (“FFAs”):

During the year ended December 31, 2016 and the six-month period ended June 30, 2017, the Company entered into a certain number of FFAs on the Capesize, Panamax and Supramax indexes. There was no FFA open position as of June 30, 2017.

The amounts of Gain / (Loss) on derivative financial instruments and forward freight agreements recognized in the accompanying unaudited interim condensed consolidated statements of operations, are analyzed as follows:
	Six month period ended June 30,
	2016	2017
Unaudited Condensed Consolidated Statement of Operations
Gain/(loss) on derivative financial instruments, net
Unrealized gain/(loss) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	$(1,930)	$1,642
Realized gain/(loss) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	(2,709)	(1,542)
Write-off of unrealized losses related to forecasted transactions which are no longer considered probable reclassified from other comprehensive income/(loss)	(42)	-
Total Gain/(loss) on derivative financial instruments, net	$(4,681)	$100

Interest and finance costs
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 8)	(667)	(473)
Total Gain/(loss) recognized	$(667)	$(473)

Gain/(loss) on forward freight agreements
Realized gain/(loss) on forward freight agreements	283	(500)
Unrealized gain/(loss) on forward freight agreements	-	(41)
Total Gain/(Loss) recognized	$283	$(541)

In relation to the above interest rate swap agreements designated as cash flow hedges and the corresponding amount recorded in “Accumulated other comprehensive (loss) / income” as of June 30, 2017, and in accordance with ASC 815 “Derivatives and Hedging - Timing and Probability of the Hedged Forecasted Transaction,” the management of the Company considered the creditworthiness of its counterparties and the expectations of the forecasted transactions and determined that no events have occurred that would make the forecasted transaction not probable.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

15.         Fair value measurements - continued:
The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis.  This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:
Level 1:	Quoted market prices in active markets for identical assets or liabilities
Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3:	Unobservable inputs that are not corroborated by market data
The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2016 and June 30, 2017 based on Level 2 observable inputs of the fair value hierarchy such as interest rate curves.
	Significant Other Observable Inputs (Level 2)
	December 31, 2016		June 30, 2017
	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Forward freight agreements - asset position	$41	-	$-	-
Total	$41	-	$-	-
LIABILITIES
Forward freight agreements - liability position	$-	-	$-	-
Interest rate swaps - liability position	$2,908	437	$1,963	241
Total	$2,908	437	$1,963	241

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments.  The fair value of long-term bank loans, bearing interest at variable interest rates, approximates their recorded values as of June 30, 2017.
The 2019 Notes have a fixed rate, and their estimated fair value, determined through Level 1 inputs of the fair value hierarchy (quoted price on NASDAQ under the ticker symbol SBLKL), is approximately $49,420, as of June 30, 2017.
Fair value on a non-recurring basis:
As further discussed in Note 5, the Company recognized an impairment loss of $6,694 for the six month period ended June 30, 2016, of which:
(i)	$5,626 relates to the sale of Star Michele. As discussed in Note 5, the Company was in negotiations to sell this vessel as of March 31, 2016, and reached an agreement for the sale in April 2016. The carrying value of this vessel was written down to its fair value as determined by reference to its agreed sale price less costs of sale.
(ii)	$1,068 relates to the termination of two shipbuilding contracts in February 2016.
No such case for long-lived assets held and used existed as of June 30, 2017.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements June 30, 2017
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

16.            Subsequent Events:
a)            Loan developments
-	In July 2017, the Company refinanced the Heron Vessels Facility through Tranche B of the ABN AMRO Bank N.V. $30,844 Facility (Note 8).
-	In July 2017, the Company finalized the Restructuring through the execution of all corresponding Supplemental Agreements.
b)            Fleet update
On July 24, 2017 the Company took delivery of the vessel Diva for a purchase price of $10,500 (Note 5). The vessel replaced the sold vessel Star Eleonora as a pledged vessel under the DNB $120,000 Facility (Note 8).